UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL

SERVICES INC.

(Translation of registrant’s name into English)

93 Jianguo Road, No. 6 Building,

11th Floor

Chaoyang District, Beijing, People’s Republic of China 100020

Telephone: +86 010-5820389

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

China Internet Nationwide Financial Services Inc. Announces Unaudited Financial Results For the Six Months Ended June 30, 2019

PRELIMINARY NOTE

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Forward Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2018 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. As used in this interim report, the terms “we,” “us,” “our Company,” “our,” or “CIFS” refers to China Internet Nationwide Financial Services, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including but not limited to Sheng Ying Xin (Beijing) Management Consulting Co., Ltd, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd., Fu Hui (Shenzhen) Commercial Factoring Co., Ltd. and Yingda Xincheng (Beijing) Insurance Broker Co., Ltd.

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Metrics for the period from January 1, 2019 to June 30, 2019.

We regularly monitor a number of metrics in order to measure our current and projected future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	For the Six Months Ended June 30,
	2019		2018
	RMB	US$	RMB	US$
	(in Million)
Amount of financing advised:	213	31	6,315	991
Commercial Payment	-	-	2,570	403
International Corporate Financing	-	-	1,911	300
Intermediary Loan	153	22	1,834	288
Amount of factoring financing provided:	60	9	14	2

	For the Six Months Ended June 30,
	2019	2018
Number of clients advised(1)	5	39
Commercial Payment	-	22
International Corporate Financing	-	2
Intermediary Loan	1	15
Number of factoring clients served	4	2

(1)	The number of clients for a specified period represents the number of clients whose financing were funded during such period.

3

	For the Six Months Ended June 30,
	2019	2018
	(in US$ thousands)
Advisory fees billed to clients(1)	424	11,303
Factoring service fee billed to clients(2)	805	74
Technical service fee billed to clients(3)	-	42

(1)	Represent amounts net of VAT.

The amount of financing advised is calculated by summing up the actual financing amount under the financing advisory contracts. The revenue is calculated by multiplying the service fee ratio indicated on the contract and the financing amount advised.

(2) Represent amounts net of VAT

The amount of factoring service provided is calculated by summing up actual financing amount under the factoring contracts. The revenue is calculated by multiplying the factoring service fee ratio and the interest rate indicated on the contract and the financing amount provided.

(3) Represent amounts net of VAT

The amount of technical service fee represents the big data service fee charged to a financial institution and an auto maker.

Results for the Six Months ended June 30, 2019

The following tables set forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of variance. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,		Variance
	2019	2018	Amount	%
Revenue	$1,229,981	$11,419,246	$(10,189,265)	(89.2)%
Cost of revenue	126	378,876	(378,750)	(99.9)%
Gross profit	1,229,855	11,040,370	(9,810,515)	(88.9)%
General and administrative expense	1,159,696	5,464,631	(4,304,935)	(78.8)%
Selling and marketing expense	43,290	694,292	(651,002)	(93.8)%
Research and development expenses	-	1,573,074	(1,573,074)	(100.0)%
Income from operations	26,869	3,308,373	(3,281,504)	(99.2)%
Interest income on bank deposit	537	13,533	(12,996)	(96.0)%
Other expenses	(4,550,501)	(28,827)	(4,521,674)	15,685.6%
Interest income from loans to third parties	2,039,884	3,284,745	(1,244,861)	(37.9)%
Impairment loss on loans to third parties	(51,563,170)	-	(51,563,170)	100%
Income before income taxes	(54,046,381)	6,577,824	(60,624,205)	(921.6)%
Income tax (benefit) expenses	1,834,911	(272,316)	2,107,227	(773.8)%
Net income	$(55,881,292)	$6,850,140	$(62,731,432)	(915.8)%
Comprehensive income	$(55,390,807)	$5,915,339	$(61,306,146)	(1,036.4)%

4

Revenue

Revenue for six months ended June 30, 2019 decreased 89.2% year-over-year to $1,229,981 from $11,419,246 in the same period in 2018.

Our revenue in the second quarter of 2019 is mainly derived from intermediary bank loan advisory services and supply chain financing services. We have not generated any revenue from commercial payment advisory services and international corporate financing advisory services. This is mainly due to the slow-down of China macroeconomy and deterioration of potential clients’ credit worthiness, which made loans to these clients unfeasible. We have suspended our domestic banking related advisory business lines.

Approximately 34.5% of our revenue or $424,928 was derived from providing international corporate financing advisory services for the six months ended June 30, 2019. International corporate financing advisory revenues decreased 63.2% year-over-year from $1,154,980 in the same period in 2018.

We had previously announced the implementation of our supply chain financing services through our subsidiaries Fu Hui (Shenzhen) Commercial Factoring Co., Ltd and Fu Hui (Xiamen) Commercial Factoring Co., Ltd. We have focused on supply chain financing services during this period, resulting in our revenue from supply chain financing services increasing by $730,596, or 981% for the same period year over year.

Cost of Revenue

Total cost of revenue, which comprises mainly revenue-generating staffing costs, was $126 for the six months ended June 30, 2019 compared to $378,876 for the six months ended June 30, 2018. The decrease in cost of revenue is basically in line with our significant decrease in revenue.

Gross Profit and Gross Margin

Gross profit for the period from January 1, 2019 to June 30, 2019 decreased 88.9% to $1,229,855 from $11,040,370 in the same period in 2018. The decrease is in line with the revenue decrease of 89.2% over the same periods.

Gross margin, or gross profit as a percentage of total revenues, was 99% for the period from January 1, 2019 to June 30, 2019, compared with 97% in the same period in 2018.

Operating Expenses

Total operating expenses for the six months ended June 30, 2019 decreased 84.4% year-over-year to $1,202,986 from $7,731,997 in the same period in 2018.

5

General and administrative expenses consist primarily of staff salaries, rental expenses and consulting service expenses. General and administrative expenses were $1,159,696, or 94.3% of total revenue for the six months ended June 30, 2019, as compared to $5,464,631 or 47.9% of total revenue in the same period in 2018, a decrease of $4,304,935 or 78.8%. The decrease in general and administrative expenses was mainly due to staff lay-offs and the termination of certain lease agreements towards the end of 2018.

Selling and marketing expenses for the six months ended June 30, 2019 decreased 93.8% year-over-year to $43,290 from $694,292 in the comparable period in 2018, a decrease of $651,002. The year-over-year decrease is in line with the overall scaling down of our business.

Research and development expenses mainly consist of staffing costs and related expenses accrued in the process of research and development of finance technology infrastructure and products. Research and development expenses were $0 for the six months ended June 30, 2019, compare with $1,573,074 in the same period in 2018, a decrease of $1,573,074. We disposed of our subsidiary, Beijing Anytrust Science & Technology Co., Ltd in December, 2018 which had previously contributed significantly to our research and development expenses.

Income from Operations and Operating Margin

Income from operations in the six months ended June 30, 2019 was $26,869, compared with $3,308,373 in the same period in 2018.

Operating margin, or income from operations as a percentage of total revenue, was 2.2% and 29.0% for the six months ended June 30, 2019 and 2018 respectively. This decrease was mainly due to the significant decrease in our revenue.

Interest income

Interest income was $2,040,421 for the six months ended June 30, 2019, compared with $3,298,278 for the same period a year ago. Interest income was primarily from loans to third parties.

Impairment loss on loans to third parties

Impairment loss on loans to third parties amounted to $51.6 million. Management assessed the collectability of its assets by the quarter end and determined that a provision of $51.6 million should be made against entrusted loans and direct loans.

Income tax (benefit) expense

Income tax expenses were $1,834,911 for the six months ended June 30, 2019, compared with income tax benefit of $272,316 in the previous year. The income tax expenses were mainly valuation allowance made on deferred tax assets on our accounts since management believes that they are unlikely to generate any profits in the foreseeable future and determined to utilize the deferred tax assets as a result of accumulated operating losses

6

Foreign Currency Translation Gain/(Loss)

Foreign currency translation gain was $490,485 in the six months ended June 30, 2019, compared with a loss of $934,801 in the same period of the previous year, as a result of the fluctuations in the exchange rates of the Renminbi against the US dollar.

Net Income

Net loss for the six months ended June 30, 2019 was $55,881,292, as compared to a profit of $6,850,140 for the six months ended June 30, 2018. This decrease was principally due to a significant decrease in our revenue and impairment losses on our direct loans and loans to third parties.

Liquidity and Capital Resources

As of June 30, 2019 and December 31, 2018, we had $207,835 and $1,578,828 in cash, respectively.

Net cash used by operations for the six months ended June 30, 2019 was $957,994 and net cash provided by operations for the six months ended June 30, 2018 was $5,952,280.

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary and VIE only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary and VIE in China are required to make annual appropriations of 10% of after-tax profit to a general reserve fund or statutory reserve fund until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Paid in capital of the PRC subsidiary and VIE included in the Company’s consolidated net assets are also non-distributable for dividend purposes. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIE are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. The Company is expected to focus the operation mainly in PRC and is not expected to have significant operations outside the PRC in the foreseeable future, and is not expected to have significant transfer of cash to and/or from the PRC subsidiary and VIE.

According to applicable PRC laws and regulations, a number of conditions must be met before any dividends of a wholly foreign owned enterprise, such as our PRC subsidiary, may be distributed. In accordance with the Implementation Rules of Wholly Foreign-Owned Enterprise Law of the PRC promulgated by the State Council, prior to the payment of any dividend, our PRC subsidiary is required to (i) reserve funds from its profit of current accounting year to make up its losses for the previous accounting years, (ii) pay the income taxes pursuant to applicable tax laws of the PRC and (iii) reserve accumulated funds to improve our PRC subsidiary’s ability to withstand operation risks. Therefore, the PRC regulations could conceivably limit the amount of dividends that can be paid by our PRC subsidiary although our PRC subsidiary has historically not paid any dividends. We believe that such limitation will exist in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

7

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$)

	As of June 30,	As of December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$207,835	$1,578,828
Accounts receivable (including $0 and $0 of receivable from related parties as of June 30, 2019 and December 31, 2018, respectively)	2,487,842	18,839,050
Other receivables	476,087	3,452,568
Loan to third parties	7,200,001	39,849,517
Prepayments and advance to suppliers	43,288	41,279
Other current asset	1,250,345	1,022,763
Total Current Assets	11,665,398	64,784,005

Non-current assets
Equipment, net	200,182	250,886
Intangible assets, net	2,694	3,426
Long-term prepayment	6,505	8,377
Deferred Tax Assets	-	1,798,398
Total Assets	$11,874,779	$66,845,092

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued payroll	$750,450	$766,383
Accounts payable	58,184	-
Advance from customers	52,890	95,118
Other payables and accruals	138,257	271,467
Due to shareholder	404,541	32,005
Taxes payable	980,144	798,999
Total Current Liabilities	2,384,466	1,963,972

Shareholders’ equity
Common Stock ($0.001 par value, unlimited authorized shares, and 22,114,188 shares issued and outstanding)	22,114	22,114
Additional paid in capital	28,441,045	28,441,045
Statutory reserve	2,952,317	2,912,529
Retained earnings	(19,267,620)	36,653,460
Accumulated other comprehensive loss	(2,657,543)	(3,148,028)
Total Shareholders’ Equity	9,490,313	64,881,120
Total Liabilities and Shareholders’ Equity	$11,874,779	$66,845,092

8

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In US$)

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Revenue
International corporate financing advisory	$424,928	$1,154,980
Intermediary bank advisory services	-	5,430,625
Commercial Payment Advisory Services	-	4,717,529
Factoring service	805,053	74,457
Technical service	-	41,655
Total revenue	1,229,981	11,419,246

Cost of revenues	126	378,876
Gross profit	1,229,855	11,040,370

Operating expenses
Selling and marketing expenses	43,290	694,292
General and administrative expenses	1,159,696	5,464,631
Research and development expenses	-	1,573,074
Total Operating expenses	1,202,986	7,731,997
Income from operations	26,869	3,308,373

Other income (expenses)
Interest income on bank deposit	537	13,533
Other expenses, net	(4,550,501)	(28,827)
Interest income from loans to third parties	2,039,884	3,284,745
Impairment loss on loans to third parties	(51,563,170)	-
Total other income, net	(54,073,250)	3,269,451

Income before income tax expenses	(54,046,381)	6,577,824
Income tax (benefit)/expenses	1,834,911	(272,316)
Net Income	$(55,881,292)	$6,850,140
Other comprehensive loss
Foreign currency translation (loss)/gain	490,485	(934,801)
Comprehensive Income	$(55,390,807)	$5,915,339
Weighted average number of shares, basic and diluted	22,114,188	22,114,188
Basic and diluted earnings per share	$(2.527)	$0.310

9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2019	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Jianxin Lin
	Name:	Jianxin Lin
	Title:	Chief Executive Officer

10